

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2024

Ellen R. Patterson
Senior Vice President
Wells Fargo & Company
420 Montgomery Street
San Francisco, California 94104

      Re: Wells Fargo & Company
           Registration Statement on Form S-3
           Filed February 28, 2024
           File No. 333-277455

Dear Ellen R. Patterson:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Robert Arzonetti at 202-551-8819 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Finance

cc: Dawn Holicky Pruitt